NEWS RELEASE
BROOKFIELD PROPERTIES REFINANCES PETRO-CANADA CENTRE
IN CALGARY FOR $370 MILLION, 5-YEAR TERM
TORONTO, June 9, 2009 — Brookfield Properties Corporation (BPO: NYSE, TSX) and its Canadian-based subsidiary, BPO Properties Ltd. (BPP: TSX) today announced the completion of the refinancing of Petro-Canada Centre in Calgary with $370 million, five-year first mortgage bonds, issued by one of BPO’s subsidiary companies, PCC Properties (Calgary) Ltd., along with its joint-venture partner.
The financing was completed at a fixed rate of 6.379%, repaying an existing $300 million bridge facility which was previously completed in October 2008. Brookfield’s share of the refinancing was $220 million, consisting of $185 million from the issuance of the first mortgage bonds and $35 million from a subsequent transaction with an affiliate of the company’s joint-venture partner.
Resulting net proceeds to Brookfield are $70 million, which will be used for general corporate purposes. The bonds have been assigned a rating of A2 by Moody’s. RBC Dominion Securities Inc. and Brookfield Financial Corp. acted as agents on the transaction.
“This transaction demonstrates Brookfield’s ability to execute on a large refinancing in a difficult market at an attractive rate,” said Tom Farley, President & CEO of Brookfield’s Canadian Commercial Operations. “At the same time, we have repatriated equity out of this premier property to be redeployed.”
Petro-Canada Centre is a two-tower, 1.73-million-square-foot class “AA” office complex located in the heart of Calgary’s central business district and a dominant feature of the Calgary skyline. The property is 100% leased. Petro-Canada occupies 58% of the complex, and has been a tenant since the property opened in 1984. In October 2008, Petro-Canada renewed its 945,000-square-foot lease through November 2028 and expanded its premises by an additional 70,000 square feet.
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Brookfield Properties Profile
One of North America’s largest commercial real estate companies, Brookfield Properties owns, develops and manages premier office properties in major U.S. and Canadian cities. The portfolio is comprised of interests in 108 properties totaling 75 million square feet in the downtown cores of New York, Boston, Washington, D.C., Los Angeles, Houston, Toronto, Calgary and Ottawa. Landmark assets include the World Financial Center in Manhattan, Brookfield Place in Toronto, Bank of America Plaza in Los Angeles and Bankers Hall in Calgary. The company’s common shares trade on the NYSE and TSX under the symbol BPO. For more information, visit www.brookfieldproperties.com.
BPO Properties Profile
BPO Properties Ltd., 89% owned by Brookfield Properties Corporation, is a Canadian company that invests in real estate, focusing on the ownership and value enhancement of premier office properties. The current property portfolio is comprised of interests in 27 commercial properties totaling 18.1 million square feet and five development sites totaling 5.7 million square feet. Landmark properties include First Canadian Place in Toronto and Bankers Hall in Calgary. BPO Properties’ common shares trade on the TSX under the symbol BPP. For more information, visit www.bpoproperties.com.
Contact: Melissa Coley, Vice President, Investor Relations and Communications
Tel: 212.417.7215; Email: melissa.coley@brookfieldproperties.com
Forward-Looking Statements
This press release contains forward-looking statements and information within the meaning of applicable securities legislation. Although Brookfield Properties and BPO Properties believe that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include general economic conditions; local real estate conditions, including the development of properties in close proximity to the companies’ properties; timely leasing of newly-developed properties and re-leasing of occupied square footage upon expiration; dependence on tenants’ financial condition; the uncertainties of real estate development and acquisition activity; the ability to effectively integrate acquisitions; interest rates; availability of equity and debt financing; the impact of newly-adopted accounting principles on the companies’ accounting policies and on period-to-period comparisons of financial results; and other risks and factors described from time to time in the documents filed by the companies with the securities regulators in Canada and the United States including in the Annual Information Form under the heading “Business of Brookfield Properties (BPO Properties) — Company and Real Estate Industry Risks.” The companies undertake no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by law.